John Huber Direct Dial: 202-637-2242 john.huber@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +202.637.2200 Fax: +202.637.2201 www.lw.com

FIRM /AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
FOIA CONFIDENTIAL TREATMENT REQUESTED BY	Chicago	Northern Virginia
AVON PRODUCTS, INC. PURSUANT TO RULE 83	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
August 3, 2007	London	San Francisco
	Los Angeles	Shanghai
Mr. Terence O’Brien	Madrid	Silicon Valley
Accounting Branch Chief	Milan	Singapore
Office of Manufacturing and Construction	Moscow	Tokyo
Division of Corporation Finance	Munich	Washington, D.C.
Securities and Exchange Commission
100 F Street, N.E.	File No. 031366-0018
Washington, D.C. 20549

Re:	Avon Products, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 1-04481

Dear Mr. O’Brien:

On behalf of our client, Avon Products, Inc. (“Avon” or the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated July 19, 2007, to Ms. Andrea Jung. The comment is repeated below and followed by the Company’s response. The Company is requesting confidential treatment for the information in the response below, other than Section 7 of the response on pages 9 to 10 of this letter.

Comment

Management’s Discussion and Analysis, page 18

Your discussion of strategic initiatives, restructuring initiatives, and your outlook on pages 18 – 20 includes projections of improvements to future operations. Please expand your discussion in future filings to include the following disclosure.

•     Explain the specific nature of the expected benefits from the product line simplification program (PLS) of $200 million by year three (e.g. operating profit from additional sales, decrease in inventory obsolescence from typical levels prior to the implementation of the PLS program, etc.).

•     Explain specifically how the strategic sourcing initiative (SSI) is expected to reduce direct and indirect costs of materials, goods and services.

•     Discuss your basis for the amount of projected annualized benefits from the PLS program, the amount of projected annualized benefits of $200 million from the SSI by the end of 2009, the projection of annualized savings of $300 million from your restructuring initiatives, and the projected improvements to your operating margins. Discuss key assumptions underlying the projections.

Refer to Rule 10(b) of Regulation S-K for additional disclosure requirements. Please provide us with the disclosure you intend to include in future filings.

August 3, 2007

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response

[remainder of page 2 through paragraph 6 on page 9 of letter omitted*]

7.	Disclosure we intend to include in future filings

Please note that dollars are expressed in millions, consistent with our filings, unless otherwise stated.

PLS

We continue to analyze our product line, under our product line simplification program (“PLS”), to develop a smaller range of better performing, more profitable products. The overall goal of PLS is to identify an improved product assortment to drive higher sales of more profitable products.

Improving our product assortment will allow us to increase exposure and improve presentation of the remaining products within our brochure, which is expected to yield more pleasurable consumer shopping experiences, easier Representative selling experiences, and greater sales per brochure page. A second source of benefits from PLS results from “transferable demand”. Transferable demand refers to the concept that when products with redundant characteristics are removed from our product assortment, some demand from the eliminated products will transfer to the remaining products that offer similar or comparable product characteristics. As part of PLS, when we identify products that have sufficient overlap of characteristics, we will eliminate the products with the lowest profitability and we expect the products that we retain will generate more profit. A third source of benefits from PLS is less price discounting. As we implement operating procedures under PLS, we anticipate introducing fewer new products and lengthening the life cycle of products in our offering, which we expect will lead to less aggressive price discounting over a product’s life cycle.

In addition to the benefits above, we also expect supply chain benefits. We expect improvements to cost of sales once PLS is fully implemented, primarily from a reduction in inventory obsolescence expense, lower variable spending on warehousing, more efficient manufacturing utilization and lower purchasing costs. We also expect operating expenses to benefit from a reduction in distribution costs.

We expect to realize annualized benefits in excess of $200 by the end of 2009. The Company expects to begin to realize initial benefits in the second half of 2008. Annualized benefits or annualized savings mean the additional operating profit we expect to realize on a full-year basis every year following full implementation of the respective initiative as compared with the operating profit the Company would have expected to achieve without having implemented the initiative.

We incurred costs of $60.9 and $78.2 related to our PLS program for the three and six months ended June 30, 2007, primarily incremental inventory obsolescence expense of $55.9 and $67.4. We have incurred total PLS costs of $159.6 ($78.2 in 2007 and $81.4 in 2006). When we determine that a product will no

*	Confidential treatment has been requested from the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

August 3, 2007

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

AVON PRODUCTS, INC. PURSUANT TO RULE 83

longer be part of our improved product assortment, we will then need to make a decision regarding its ultimate disposition (such as selling at a discount, donation, or destruction). Depending on these decisions, we will incur costs related to PLS, principally in the form of inventory obsolescence expense. The exact amount and timing of future inventory write-offs are not yet determinable. We expect that the costs incurred from the beginning of 2007 to full implementation will now exceed $100.

SSI

In March 2007, we launched the first phase of our strategic sourcing initiative. This initiative is expected to reduce direct and indirect costs of materials, goods and services. Under this initiative, we will shift our purchasing strategy from a local, commodity-oriented approach towards a globally coordinated effort which leverages our volumes, allows our suppliers to benefit from economies of scale, utilizes sourcing best practices and processes and better matches our suppliers’ capabilities with our needs. Beyond lower costs, our goals from SSI include improving asset management, service for Representatives and vendor relationships. We expect to begin to realize initial benefits from SSI in the third quarter of 2007, with annualized benefits from this initiative in excess of $200 by the end of 2009.

Restructuring

In connection with our four-point turnaround plan, in November 2005, we announced a multi-year restructuring plan. We expect to incur total restructuring charges and other costs to implement our restructuring initiatives in the range of $500 before taxes. We have incurred total costs to implement, net of adjustments, of $315.5 ($30.2 in the first six months of 2007, $228.8 in 2006 and $56.5 in 2005) for actions associated with our restructuring initiatives under the plan, primarily for employee-related costs, including severance, pension and other termination benefits and professional service fees related to these initiatives. We expect to incur the remaining costs over the next three to four years. We expect our restructuring initiatives to deliver in excess of $300 of annualized savings when fully realized. The actions implemented to date resulted in savings of approximately $115 in the first six months of 2007, most of which were associated with the delayering program that we completed in 2006. We expect that the actions announced to date will result in savings in the range of $230 in 2007. As with our other initiatives, our estimates of annualized savings will be refined during implementation of the restructuring.

Outlook

We expect that our investments in both the brand and the direct selling channel will drive sustainable growth. We expect revenue growth to average mid-single-digits over the long term. As part of our turnaround plan, we invested ahead of savings and incurred incremental costs, including investments in advertising and the Representative Value Proposition (RVP), as well as continued costs of restructuring and our product line simplification program (PLS). Our operating margin during 2007 has been and is expected to continue to be impacted by these costs associated with our turnaround plan. While full year operating margin should expand in 2007 from 2006’s level of 8.7%, it is expected to be close to 2005’s level of 14.1% in 2008. As revenues grow and the savings and benefits from restructuring, PLS and SSI begin to exceed the incremental levels of investments in advertising and RVP, operating margin is expected to further expand beginning in 2009.

We propose to include disclosure such as that set forth above in the Company’s Form 10-Q for the quarter ended September 30, 2007.

August 3, 2007

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

AVON PRODUCTS, INC. PURSUANT TO RULE 83

Under separate cover, the Company is requesting confidential treatment under Rule 83 of the Commission’s Rules of Practice for the information contained in this response, other than Section 7 of the response on pages 9 to 10 of this letter.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned, at (202) 637-2242, or Joshua Tinkelman, at (212) 906-1810, to discuss this response.

Sincerely,

/s/ John J. Huber
John Huber of Latham & Watkins LLP

cc:	Tracey McKoy

Kevin Hallinan, Engagement Partner, PricewaterhouseCoopers LLP